22004121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70150

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IFP Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3030 North Rocky Point West, STE 700
(No. and Street)

Tampa	FL	33607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fernando Fussa	813-387-4609	fernando.fussa@ifpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

200 South 10th Street	Richmond	VA	27608
(Address)	(City)	(State)	(Zip Code)

	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, WILLIAM HAMM, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IFP SECURITIES, LLC, as of 12/31, 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Aaron Prida
My Commission GG 928431
Expires 11/05/2023

Signature:

Title: CHIEF EXECUTIVE OFFICER

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IFP SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Year Ended December 31, 2021

Contents

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
IFP Securities, LLC
Tampa, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IFP Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 21021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Cherry Bekaert LLP

Tampa, Florida
February 25, 2022

IFP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Current Assets:		
Cash	$	561,299
Receivables		
Clearing agent		250,000
Commissions and distribution fees		114,887
Total Current Assets		926,186
Receivables from related parties		734,958
Deposits		142,417
Total Assets		1,803,561
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses		474,205
Other liabilities		141,000
Total Current Liabilities		615,205
Member's Equity		1,188,356
Total Liabilities and Member's Equity	$	1,803,561

Note 1 - Organization and Summary of Significant Accounting Policies

IFP Securities, LLC (the "Company") is 100% owned by IFP Group, LLC and subsidiaries ("IFP Group"). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company offers a wide variety of investment products including mutual funds, limited partnerships, variable insurance products, unit investment trusts, and general securities through its registered representatives to investors throughout the United States.

Note 2 - Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Estimates
The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash
Cash includes cash on hand and on deposit. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Accounts Receivable
The Company uses Pershing LLC ("Pershing"), a BNY Mellon company, as their clearing organization. The Company maintains accounts for the following activities: collection of commissions, transaction fees, customer trade allocation, and trade errors. All customer funds are segregated and protected from potential creditors of the Company.

Pursuant to the fully disclosed clearing service agreement with Pershing, the Company is required to maintain an account with Pershing to be designated as the Company's deposit account. As of December 31, 2021, the Company had deposit levels with Pershing exceeding the requirement, included as receivables from the clearing agent on the accompanying statement of financial position.

Fair value of Financial Instruments
The reported carrying value of financial instruments, including cash, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income taxes
The Company is a limited liability company and is treated as a disregarded entity. The Company is therefore not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owner for federal income tax purposes. As such, no income taxes are recorded in the financial statements.

Note 3 - Related Party Transactions

The Company is a member of IFP Group, which is engaged in the sale of life insurance, annuities, and other investment-related activities. The Company is party to an administrative services agreement between IFP Group, providing general administrative services (including occupancy space) as needed. A portion of the Company's operating expenses is paid to IFP Group and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among several affiliates.

The balance of receivables from related parties was approximately $735,000 and are transactions with IFP Group and can be found on the accompanying Statement of Financial Condition. These balances were derived through cash advances between entities and the administrative services allocated to the Company.

Note 4 - Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 8 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2021, the Company had net capital of approximately $406,000, which was approximately $365,000 in excess of its required net capital of approximately $41,000. The Company's ratio of aggregate indebtedness to net capital was 151.64 to 1 in 2021.
Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company claims the 15c3-3(k)(2)(ii) exemption which states that "All customer transactions cleared through another broker-dealer on a fully disclosed basis". The Company uses Pershing on a fully disclosed basis as clearing agent to process customer trades and transactions.

Note 5 – Guarantees

In the normal course of business, the Company indemnifies and guarantees Pershing against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and Pershing, Pershing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications as of December 31, 2021. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

Note 6 - Contingency and uncertainty/COVID-19 Pandemic

On January 30, 2020, the World Health Organization declared the coronavirus "COVID-19" outbreak a "Public Health Emergency of International Concern" and on March 11, 2020 declared it to be a pandemic.

Actions taken around the world to help mitigate the spread of COVID-19 include restrictions to travel, quarantines, or "stay-at-home" restrictions in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets globally, including the geographical areas in which the Company operates.

While it is unknown how long these conditions will last and what the complete financial impact will be, the Company is closely monitoring all aspects of the business/operations and are unable at this time to provide the continued impact COVID-19 will have on their business, financial position, and operating results in future periods due to numerous uncertainties.

Note 7 - Contingency

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's financial statements.

Note 8 - Subsequent Events

Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued. No subsequent events have been identified.